                                               Filed by JDS Uniphase Corporation

                          Pursuant to Rule 425 under the Securities Act of 1933,
                            as amended, and deemed filed pursuant to Rule 14a-12
                         of the Securities and Exchange Act of 1934, as amended.

                                                 Commission File No.:  333-45300
                        Subject Company:  JDS Uniphase Corporation and SDL, Inc.



                             JDS UNIPHASE/SDL MERGER
            DOJ APPROVAL AND NORTEL AGREEMENT CONFERENCE CALL SCRIPT


JOZEF STRAUS

Good morning everyone and thank you for joining us. We are pleased to report that we have received the permission United States Department of Justice ("DOJ") to conclude our very important merger with SDL, Inc. Closing of this merger now awaits approval of the stockholders of JDS Uniphase and SDL at our meetings scheduled for next Monday, February 12. We expect the merger to close shortly after the stockholder votes. We are very excited to be near the end of this process so we can begin to focus on the new combined organization. I'm joined by SDL Chairman, President, and CEO Don Scifres and Tony Muller of Executive Vice President and CFO of JDS Uniphase. Both of them will be sharing their thoughts on the DOJ approval. But first, the safe harbor language before we begin:

ANTHONY MULLER

I would like to advise you that the discussions we will have today will include "forward looking statements," as that term is defined under the Private Securities Litigation Reform Act of 1995. What the Act and we mean by forward looking statements are all statements we make, other than those dealing specifically with historical matters (that is any statements we make about the conduct of our business, operations and finances up to this moment). All other statements we make are forward looking statements. Our forward looking statements include any information we provide on future business operations (including any expectations regarding the agreements with Nortel Networks discussed on this call and any benefits we may receive resulting from these agreements) and any information regarding the closing of our pending merger with SDL, Inc.

All forward looking statements mentioned are subject to risks and uncertainties that could cause the actual results to differ, possibly materially, from those projected in the forward looking statements. Some, but not all, of these risks and uncertainties are discussed from time to time in the press releases and securities filings of the company with the SEC, particularly the "Risk Factor" section of our Form 10-Q filed on November 14, 2000 and our Form S-4/A filed in conjunction with the SDL transaction on November 17th.

Good morning everyone. Let me begin by saying today's call is about two very related announcements - the DOJ permission, which is one that I'm very excited about, and the sale of our Zurich subsidiary, which we fought very hard to avoid.

In connection with securing the approval of the DOJ, we have agreed to sell our Zurich operations, where we manufacture 980-nm pump lasers for optical amplifiers, to Nortel Networks. We will be selling this for Nortel Networks common stock valued at $2.5 billion, as well as up to an additional $500 million in Nortel Networks common stock payable to the extent Nortel Networks' purchases do not meet certain levels under new and existing programs through December 31, 2003. In addition, JDS Uniphase and Nortel have entered into certain other purchase/supply agreements with each other, which are expected to enhance our ongoing relationship.

Completion of the sale of Zurich to Nortel is subject to completion of the SDL merger, along with customary closing conditions. The transaction has received United States Department of Justice and Canadian Competition Bureau approval. No additional regulatory approvals are required in connection with this transaction. Following completion of the transaction, the Zurich subsidiary will become a wholly owned subsidiary of Nortel.

When we announced our agreement to merge with SDL in July, there was widespread speculation that we would sell Zurich in connection with securing DOJ approval for the transaction. Several interested buyers, including both industrial and financial parties subsequently approached us. Yet we elected to sell Zurich to Nortel for very compelling reasons:

o Nortel is a major customer of JDS Uniphase, and this transaction gave us the opportunity to build even further on this important relationship;

o    Nortel was the largest customer for Zurich pump lasers;

o We have the highest regard for Nortel and the attractive career opportunities they could provide to our Zurich employees; and

o    Nortel was willing to pay a fair price for Zurich.

MORE ON THE SALE

We will be selling the Zurich operations to Nortel. In addition, the sale to Nortel includes an 8-employee operation in Poughkeepsie, NY, which supports the tool requirements of Zurich. We will not, however, be selling our new laser packaging operations in Plymouth, UK.

SUPPLY RELATIONSHIP

As I said earlier, our new supply relationship with Nortel was a key part of this transaction. Nortel is one of our largest customers and a major force in optical communications. With our expanded supply relationship, we will have the opportunity to meet a broader range of Nortel's expanding needs in the future. This relationship covers many important product lines, although we cannot provide you with any specifics because of its confidential nature. Of course, we will have to continue to perform to earn this business, and we are confident we will.

USE OF NORTEL STOCK

The Nortel common shares we will receive from the sale will represent an important asset to JDS Uniphase, although we have not yet conclusively determined the use of these proceeds. We are considering a variety of options, one or more of which we will soon implement. Please note, however that the shares will not initially be tradable, so we will not be selling them now.

ZURICH EMPLOYEES AND THE ROLE OF ZURICH

Selling Zurich was of course a most difficult decision. Uniphase acquired this promising business from IBM in March 1997 and the business has flourished as a part of Uniphase, and then JDS Uniphase. It was one of the two early acquisitions that formed the core of Uniphase's emerging business in optical components for telecommunications. Zurich's many talented people were part of our team and contributed significantly to the growth and success of our customers and JDS Uniphase. While we will truly miss our colleagues from Zurich after the close, we believe they will have bright career prospects as a part of Nortel, a global leader in telecommunications. In addition, the sale transaction includes attractive financial terms to reward them for their contributions to JDS Uniphase (including option accelerations) and to provide them with incentives to continue their world-class performance with Nortel.

GUIDANCE

We will provide you with revised guidance for the current quarter and the fiscal year ending June 30, 2001 at the time the SDL merger closes, which we expect to occur next week. This revised guidance will include the operations of JDS Uniphase and SDL, elimination of intercompany transactions between the two merger partners, removal of Zurich results, an update of business conditions, and pro rating of all numbers to the exact date of the close.

Now let me turn the call over to Don.

DONALD SCIFRES:

We have worked hard to make this day come about. Let me share with you our vision for this merger.

The JDS Uniphase/SDL vision for this merger is to create a better partner for our customers and add value for our shareholders. To realize this vision, we must:

     o Capitalize on the combined expertise and energy our outstanding teams bring to the merged organization

     o Expand our product lines and introduce new value added products rapidly to our customers

     o Continue to grow our business rapidly and profitably for our shareholders

From a product and technology standpoint, the merger is expected to facilitate the creation and deployment of high-capacity, flexible optical networks by accelerating the delivery of advanced products and basic building blocks of optical networks. These include optical amplifiers, lossless optical switches, integrated optical modules and other innovative solutions. The strong technology platforms from both companies encompass high-speed electronics, different forms of modulation, advanced multiplexing, enhanced active technologies, and a broad passive portfolio intended to make these products a reality. This combination brings together world class technical and manufacturing teams that promise to deliver best-in-class products at increased volumes for today's systems while developing advanced module-level solutions for tomorrow. We also expect to enable the migration from today's hybrid integration and module level products to tomorrow's truly integrated "system on a chip."

Our complementary skills in actives and passives will be able to create these advanced products for next-generation optical networks. Our complementary skills sets are expected to speed the introduction of low cost amplets, advanced module level transmitters and receivers, and leading edge mux, demux, and switching products.

I'm also looking forward to taking our combined technology tool kit and creating a truly integrated optical circuit on a wafer. This has been my goal for over 30 years and this merger should help enable this dream to come true. Finally, I anticipate that our joint manufacturing capabilities, which have different manufacturing bottlenecks or limitations, will be able to turn out more products for our customers. We expect they will continue to need faster delivery and higher volumes in a variety of advanced products.

In short, I believe, as I did last July, that JDS Uniphase is the best company, strategically, culturally, technically, and product-wise, for us to partner with and set new standards for the industry. This merger will clearly benefit our employees, customers, and stockholders.

Let me turn this call back to Jozef.

JOZEF STRAUS:

To add on to Don's remarks, we are already building modules that integrate several components on a single board but we are not building enough and we are not keeping up with the demand for new designs that include even more functions and true integration. This merger addresses all of these areas - including a wide range of technologies needed for tomorrow's products: micro-optics, electronics, lithium niobate, gallium arsenide, MEMS..., the list could go on and on.

The days of a system on a chip have always seemed to be very far away. But with this merger, I believe we have significantly condensed the time frame. We have gone from a market that was primarily using high power erbium doped fiber amplifiers to one where the demand for Raman amplification and low-power amplets is beginning to take off. We intend to provide the best-in-class amplifiers in all three areas addressing long haul, ultra long haul, and short haul applications. And our technical teams will be embarking on development of next-generation amplification, which we believe will be incorporated into many aspects of all optical networks for low loss routing and switching.

Now, let me switch gears and make a few comments about our integration activities. As you no doubt know, JDS Uniphase has made several acquisitions over the past year, and we have been working hard to realize their maximum potential through integration. Our integration philosophy is actually quite straightforward. We:

o    Focus on actions that drive value for our customers,
o    Capitalize on new opportunities, and
o    Execute against the transaction rationale

In particular, we focus on building a very strong integrated management team. Most of our acquisitions come with strong entrepreneurial leaders who have achieved great success in running their independent businesses. We are very proud that we have been able to fuse this team into a cohesive, focused, management team for our company as a whole. In general terms, our integration approach is action- and customer-oriented and focused around ensuring we remain agile and flexible as we grow into a larger integrated company.

JOZEF STRAUS:

The merger will enable both organizations access to a broad base of technologies for next generation design and creation of module level products. The merger will also better position us to improve penetration in high growth markets such as Access and Metro. Within the company, we expect that capability and productivity will be increased through the sharing of best practices and technology between our talented workforce. Both Don and I are very much looking forward to working closely together to create a new company that will forge the future and raise the standard for the optoelectronics industry.

I now turn it back to Tony for questions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

JDS UNIPHASE CORPORATION HAS FILED A REGISTRATION STATEMENT WITH THE SEC ON FORM S-4 WHICH INCLUDES A JOINT PROXY STATEMENT-PROSPECTUS IN CONNECTION WITH THE MERGER, AND JDS UNIPHASE AND SDL HAVE MAILED A JOINT PROXY STATEMENT-PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS CONTAINING INFORMATION ABOUT THE MERGER. JDS UNIPHASE AND SDL SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS CAREFULLY. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT JDS UNIPHASE, SDL, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE JOINT PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED BY REQUEST FROM JDS UNIPHASE AND SDL BY MAIL. REQUESTS FOR DOCUMENTS RELATING TO JDS UNIPHASE SHOULD BE DIRECTED TO JDS UNIPHASE CORPORATION, 210 BAYPOINTE PARKWAY, SAN JOSE, CALIFORNIA, 95134 ATTENTION:
INVESTOR RELATIONS (408) 434-1800. REQUESTS FOR DOCUMENTS RELATING TO SDL SHOULD BE DIRECTED TO SDL, INC., 80 ROSE ORCHARD WAY, SAN JOSE, CALIFORNIA 95134
ATTENTION: INVESTOR RELATIONS (408) 943-4343. IN ADDITION TO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS, JDS UNIPHASE AND SDL FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY JDS UNIPHASE AND SDL AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS. JDS UNIPHASE AND SDL FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV.